This Form CB contains 11 pages, including all exhibits.


05065356

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


SEC MAIL
RECEIVED
PROCESSING
WASH, D.C.

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Takara Co., Ltd.
(Name of Subject Company)

N/A
(Translation of Subject Company's Name into English (if applicable))

Japan
(Jurisdiction of Subject Company's Incorporation or Organization)

Tomy Company, Ltd.
7-9-10, Tateishi, Katsushika-ku,
Tokyo 124-8511, Japan
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))



Tomy Company, Ltd.
7-9-10, Tateishi, Katsushika-ku,
Tokyo 124-8511, Japan
Tel: 83-3-3693-9033
Shoji Tajima
Executive Officer,
Head of Business Administration Div.

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 22, 2005

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a)

Exhibit Number	Description
1	English translation of the press release posted on the corporate website.

(b) Not applicable.

Item 2.Informational Legends

A legend complying with Rule 802(b) under the Securities Act of 1933, as amended, has been included in the press releases.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibits.

Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

On August 8, 2005, Tomy Company, Ltd. filed with the Commission a written irrevocable consent and power of attorney on Form F-X.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Tomy Company Ltd.

By: ______________________
Name: Kantaro Tomiyama
Title: President & CEO
Date: September 1, 2005

EXHIBIT INDEX

Exhibit Number	Description
1	English translation of the press release posted on the corporate website.

Exhibit 1

-This exchange offer or business combination is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

[Translation]

August 24, 2005

To whom it may concern:

Corporate Name: Takara Co., Ltd.
Representative: Nobuyuki Okude, President & CEO
(Securities Code No. 7969
Tokyo Stock Exchange, First Section)
Contact: Ryozo Kubo
Corporate Officer and Chief of
Corporate Strategy & Finance
Tel: 03-3603-2134

Corporate Name: TOMY Company, Ltd.
Representative: Kantaro Tomiyama, President & CEO
(Securities Code No. 7867,
Tokyo Stock Exchange, First Section)
Contact: Shoji Tajima
Executive Officer of Head of
Business Administration Div.
Tel: 03-3693-9033

Notice regarding the Basic Policy of the New Company "TOMY" after the Merger between Takara and TOMY

TOMY Company, Ltd. ("TOMY") and Takara Co., Ltd. ("Takara") agree upon the basic policy of the new company TOMY COMPANY, LTD. ("new TOMY"), which will be established as a result of the merger between TOMY and Takara to be effective on March 1, 2006, and therefore issue the said policy as follows.

1. Basic policy of new TOMY

New TOMY plans to revitalize the toy industry with an emphasis on the key concept of "Toy Renaissance," by distributing high quality toys globally and contributing towards development of education, culture, science and ultimately peace.

New TOMY will bring about a "Toy Renaissance" by becoming a company that keeps toys as its core business while expanding its presence overseas, to realize the sustainable creation of value. The process will include:

- Practicing "selective destruction" to eliminate the inefficiencies while adopting the strengths of the former TOMY and Takara
- The creation and expansion of new content by blending toys and digital media
- Using our new business model to revitalize the toy industry

2 Measures and policies for "Toy Renaissance"

(1) Realization of integration synergy

New TOMY intends to realize cost cutting in the amount of 19 billion yen as a result of integration synergy after this fiscal year until the end of March, 2009 through, among other things, streamlining of head office organization and promotion of efficiency in sales and marketing, distribution and other functions, adoption of business units, enhancement of product management and improvement of cost competitive power.

	Amount of cost cutting or profit increase
● Streamlining of organization and rearrangement of subsidiaries (new TOMY will focus on toys, toy-related products and the digital business area)	2.7 billion yen
● Streamlining of sales, marketing and distribution	2.0 billion yen
● Streamlining of production and logistics	2.0 billion yen
● Synergy due to product management	10.0 billion yen
● Streamlining of advertisements and promotions	2.3 billion yen

New TOMY will use its new synergistic capabilities in product creation and promotion to develop a continuous pipeline of new hit toys and associated hit content. This will include:

- The planning of new products by the joint development team, to be established prior to the date of the merger
- Establishment of a product line-up which has the distinctive characteristics only possible from new TOMY
- Next generation digital toys, original toy creation, establishment of long-selling brands and introduction of products using characters from Tatsunoko Production animations.

(2) Establishment of a business model whereby new TOMY will use the synergy between toys and digital media to profitably create and distribute character content

New TOMY will do this in conjunction with partner companies and group companies, including Index Corporation, expanding such content to a wide variety of markets, from toys to the digital arena.

(3) Realization of the "Revitalization of the toy industry" as the No.1 company in the Japanese core toy market

New TOMY will realize a "logistics revolution" and "new valuation model" through:

- Establishment of an effective system of sales, marketing and distribution through integration of TOMY and Takara's sales functions
- Expansion of the new "information mixture model" through toy sales and exposure in events, Internet and media such as film and TV.

3 Target amount of sales and operating profit

Yen Billions

	Amounts for the period from April 1, 2004 to March 31, 2005	Amounts for the period from April 1, 2008 to March 31, 2009
consolidated net sales	180.4	200
operating profit	▲7.1	16
operating profit ratio	-	8 %

Amounts for the period from April 1, 2004 to March 31, 2005 using results from simple aggregation of both TOMY and Takara.

4 Schedule for integration

The merger between TOMY and Takara, the effective date of which is March 1, 2006, is subject to the approval of the merger agreement at each of the extraordinary shareholders' meetings to be held on September 6, 2005.

Thereafter, an integration plan will be prepared in accordance with the results of its discussions and implemented by task force teams consisting of members of both companies.

End of document